As filed with the Securities and Exchange Commission on April 30, 2015
Registration Nos. 333-199888 and 333-199888-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Talen Energy Corporation	**Delaware**	**4911**	**47-1197305**
Talen Energy Holdings, Inc.	**Delaware**	**4911**	**47-1180131**
(Exact name of registrant as specified in its charter)	(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two North Ninth Street
Allentown, Pennsylvania 18101
(610) 774-5151
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paul A. Farr
Executive Vice President
835 W. Hamilton Street
Allentown, Pennsylvania 18101
(610) 774-5151
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew R. Keller, Esq.	**E. Ramey Layne, Esq.**
Simpson Thacher & Bartlett LLP	**Vinson & Elkins LLP**
425 Lexington Avenue	**1001 Fannin Street, Suite 2500**
New York, New York 10017	**Houston, Texas 77002**
(212) 455-2000	**(713) 758-2222**

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the combination of the businesses of PPL Energy Supply, LLC and RJS Generation Holdings LLC to form Talen Energy Corporation pursuant to the Transaction Agreement described herein have been satisfied or waived.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 30, 2015

PRELIMINARY PROSPECTUS

83,525,000 Shares

TALEN ENERGY CORPORATION
Common Stock

This prospectus is being furnished in connection with the planned distribution by PPL Corporation ("PPL") on a pro rata basis to its shareholders of all the shares of common stock of its wholly owned subsidiary Talen Energy Holdings, Inc. ("HoldCo") outstanding prior to the Merger described below. HoldCo will own and operate PPL Energy Supply, LLC ("Energy Supply") and, immediately prior to the Merger described below, will own 100% of the common stock of Talen Energy Corporation ("Talen Energy"). We refer to such planned distribution as the "Distribution" or "spinoff." Immediately following the Distribution and at the Effective Time (as defined below), a wholly owned subsidiary of Talen Energy will be merged with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy (the "Merger"), and each share of HoldCo common stock distributed to PPL shareholders and outstanding immediately prior to the Effective Time will be automatically converted into one share of Talen Energy common stock. Substantially contemporaneous with the Merger, the competitive power generation business owned by RJS Generation Holdings LLC ("RJS Power") and its subsidiaries (the "RJS Power business") will be contributed by its owners to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for shares of Talen Energy common stock (such contribution referred to herein as the "Combination").

Each share of PPL common stock outstanding as of 5:00 p.m. New York City time on May 20, 2015, the record date for the Distribution (the "record date"), will entitle its holder to receive a number of shares of HoldCo common stock determined by a formula described in this prospectus. We expect the distribution ratio of the HoldCo common stock to be approximately 0.125 shares of HoldCo common stock per share of PPL common stock. Upon the immediate conversion of HoldCo common stock into Talen Energy common stock as described above, the PPL shareholders will receive their shares of Talen Energy common stock in book-entry form. As a result of the Combination, Raven Power Holdings LLC ("Raven"), C/R Energy Jade, LLC ("Jade") and Sapphire Power Holdings LLC ("Sapphire") or a special purpose entity wholly owned by Raven, Jade and Sapphire and controlled by Raven (the "RJS SPE") will receive in a private placement transaction a number of shares of Talen Energy common stock that will result in PPL's shareholders owning 65% of Talen Energy's outstanding shares of common stock and Raven, Jade and Sapphire, collectively, or the RJS SPE, as applicable (the "Contributors") owning the remaining 35% immediately following the Combination. We expect that the Distribution, the Merger and the Combination will be tax-free to PPL's shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares of Talen Energy in the Merger. Immediately after the Distribution and the Combination, Talen Energy will be an independent, publicly traded company that will own and operate the combined businesses of Energy Supply and RJS Power. Except for the provision of certain transition services, PPL will have no continuing involvement in Talen Energy or its businesses.

Talen Energy has applied to list its common stock on the New York Stock Exchange (the "NYSE") under the symbol "TLN."

No action will be required of you to receive common stock of Talen Energy, which means that:

- you will not be required to pay for HoldCo's common stock that you receive in the Distribution or our common stock you receive in the Merger;
- you do not need to surrender or exchange any of your PPL common stock in order to receive Talen Energy common stock or take any other action in connection with the spinoff.

There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the Distribution, and we expect "regular way" trading of our common stock will begin the first trading day after the completion of the Transactions.

You should carefully consider the matters described under "Risk Factors" beginning on page 34 of this prospectus for a discussion of factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is   ,   .

INTRODUCTION

On June 9, 2014, PPL, HoldCo, Talen Energy, Energy Supply, Raven, Jade and Sapphire entered into a Separation Agreement (the "Separation Agreement") and, with Merger Sub, a Transaction Agreement (the "Transaction Agreement"), pursuant to which a newly formed entity, HoldCo, owning the Energy Supply business would be spun off to PPL's shareholders and combined with the RJS Power business to create Talen Energy, an independent publicly traded company, in a transaction intended to be generally tax-free to PPL and PPL's shareholders. See "The Transactions—Background of the Transactions."

On June 1, 2015, the expected date of the Distribution (the "Distribution Date"), each holder of PPL common stock as of the record date will be entitled to receive a number of shares of HoldCo common stock determined by a formula based on the number of shares of PPL common stock outstanding as of 5:00 p.m., New York City time on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of March 31, 2015, we expect the distribution ratio to be approximately 0.125 shares of HoldCo common stock for each share of PPL common stock. The actual distribution ratio will be determined on May 20, 2015, the record date. PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution. Immediately following the Distribution and at the Effective Time, a wholly owned subsidiary of Talen Energy will merge with and into HoldCo, with HoldCo continuing as the surviving company and as a wholly owned subsidiary of Talen Energy (the "Merger"), and each share of HoldCo common stock will be automatically converted into one share of common stock of Talen Energy. Substantially contemporaneous with the Merger, the RJS Power business will be contributed by its owners to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power in exchange for shares of Talen Energy common stock (such contribution referred to herein as the "Combination"), which will result in PPL shareholders owning 65% of Talen Energy's outstanding common stock and the Contributors owning the remaining 35% immediately following the Combination. Immediately following the Transactions, 128,500,000 shares of our common stock will be issued and outstanding, inclusive of the number of shares to be issued in a private placement transaction in connection with the Combination.

You will not be required to make any payment, surrender or exchange your PPL common stock or take any other action to receive your shares of Talen Energy common stock. In lieu of fractional shares of Talen Energy, shareholders will receive a cash payment. To that end, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of Talen Energy in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each PPL shareholder who would otherwise have been entitled to receive a fractional share of Talen Energy, as applicable, as a result of the Transactions.

We expect that the Distribution and the Merger will be tax-free to PPL's shareholders for U.S. federal income tax purposes, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy in the Transactions. Immediately after the Transactions, we will be an independent, publicly traded company that will own and operate the combined businesses of Energy Supply and RJS Power.

You may contact PPL with any questions.

PPL's contact information is:

PPL Corporation
Attn: Investor Relations
Two North Ninth Street
Allentown, PA 18101-1179
Tel: (610) 774-5151

Summary of the Transactions

We provide below a summary of the Transactions. See "The Transactions" for a more detailed description.

The Distribution and the Merger

Distributing Company . . . .
PPL Corporation, a Pennsylvania corporation. After the Distribution, PPL will not own any shares of Talen Energy common stock.

Distributed Company . . . .
Talen Energy Corporation, a Delaware corporation. After the Distribution and Merger, Talen Energy will be an independent, publicly traded company.

Record Date . . . .
Record ownership will be determined as of 5:00 p.m., New York City time, on May 20, 2015.

Distribution Date . . . .
The Distribution Date is expected to be on or about June 1, 2015.

Distribution Ratio . . . .
Each share of PPL common stock outstanding as of the record date will entitle its holder to receive a number of shares of HoldCo common stock determined by a formula based on the number of PPL shares of common stock outstanding at 5:00 p.m. New York City time, on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of March 31, 2015, we expect the distribution ratio to be approximately 0.125 shares of HoldCo common stock for each share of PPL common stock. Promptly after the record date, we will issue a press release disclosing the actual distribution ratio. As a result of the Merger, each such share of HoldCo common stock will be converted into one share of Talen Energy common stock. The shareholders of PPL as of the record date and their transferees will own 65%, and the Contributors, collectively, will own 35%, of the shares of Talen Energy common stock immediately following the Combination.

Securities to be distributed and delivered . . . .
All of the 51,350,000 shares of common stock of HoldCo outstanding immediately prior to the Merger will be distributed pro rata to PPL shareholders who hold PPL common stock as of the record date and will be automatically converted into shares of Talen Energy common stock at the Effective Time and delivered to PPL shareholders. The number of Talen Energy shares that PPL will ultimately deliver to its shareholders will be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

Assuming that the HoldCo Contribution and the Distribution together qualify as a reorganization pursuant to Section 368(a)(1)(D) of the Code and a tax-free distribution pursuant to Section 355 of the Code, no gain or loss will be recognized by PPL shareholders for U.S. federal income tax purposes upon the deemed receipt of HoldCo common stock pursuant to the Distribution. Assuming that the Merger qualifies as a reorganization pursuant to Section 368(a) of the Code and that the Merger and Combination together will qualify as a transaction described in Section 351 of the Code, HoldCo stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and Combination, except for any gain or loss attributable to cash received in lieu of a fractional share of Talen Energy. See "The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions" and "Risk Factors—Risks Relating to the Transactions—If the Distribution does not qualify as a tax-free distribution under the Code and/or the Merger does not qualify as a reorganization under the Code, including as a result of subsequent acquisitions of stock of PPL or Talen Energy, then PPL and/or its shareholders may be required to pay substantial U.S. federal income taxes."

Each PPL shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Transactions to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with PPL and TPM after the Transactions . . . .

PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution. Talen Energy has entered into the Separation Agreement, the Transaction Agreement and the Employee Matters Agreement and, shortly before the Distribution, Talen Energy expects to enter into other agreements with PPL and the Contributors related to the Transactions. These agreements will govern the relationship between Talen Energy and PPL subsequent to the completion of the Distribution and provide for the allocation between Talen Energy and PPL of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Separation Agreement, in particular, provides for the settlement or extinguishment of certain obligations between Talen Energy and PPL. Energy Supply will enter into Transition Services Agreements with PPL and TPM, pursuant to which the parties thereto will provide certain services to the other parties thereto and their respective subsidiaries on a transitional basis. We describe these and related arrangements in greater detail under "The Separation Agreement and the Transaction Agreement—Ancillary Agreements" and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Transactions."

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA OF RJS POWER

The following table sets forth summary historical consolidated and combined financial data of RJS Power as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014. The summary historical consolidated and combined financial data of RJS Power as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 have been derived from, and should be read together with, the audited consolidated and combined financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The summary historical consolidated and combined financial data presented below include certain assets and liabilities of RJS Power relating to facilities that may be sold as part of Talen Energy's mitigation plan discussed elsewhere in this prospectus. As a result, the summary historical consolidated and combined financial data of RJS Power set forth below may not necessarily be indicative of the RJS Power business that will be operated by Talen Energy in future periods. The summary historical consolidated and combined financial data set forth below are not necessarily indicative of the results of future operations.

The summary historical consolidated and combined financial data should be read in conjunction with "Risk Factors," "Selected Historical Consolidated and Combined Financial Data of RJS Power," "Management's Discussion and Analysis of Financial Condition and Results of Operations—RJS Power," "Unaudited Pro Forma Condensed Combined Financial Information" and the consolidated and combined financial statements of RJS Power and accompanying notes, all of which are included elsewhere in this prospectus.

| | Year Ended December 31, | | |
(dollars in millions)	2012	2013	2014
Statement of Operations Data:			
Operating revenues	$ 453	$ 979	$1,045
Operating income (loss)	82	67	55
Income (loss) from continuing operations after income taxes	33	(27)	(55)
Net income (loss)	33	(27)	(55)
Balance Sheet Data (at period end):			
Cash and cash equivalents		$ 141	$ 30
Total assets		1,981	1,798
Total liabilities		1,376	1,549
Long-term debt		1,204	1,275
Members' interests		605	249
Statement of Cash Flows Data:			
Net cash provided by (used in):			
Operating activities	$ 14	$ 169	$ 183
Investing activities	(397)	(33)	11
Financing activities	384	(13)	(305)

Q: *Why did PPL decide not to separate the Energy Supply business in a stand-alone spinoff transaction and instead engage in the Transactions with RJS?*

A: PPL decided to pursue the Transactions with RJS rather than a stand-alone spinoff transaction involving the Energy Supply business because it determined that the expected value to PPL and its shareholders from pursuing the Transactions was greater than the value to PPL and its shareholders of a stand-alone spinoff or split-off of the Energy Supply business.

The principal countervailing factors considered by PPL in its deliberations concerning the Transactions were:

• that the Transactions necessarily involved another party and therefore presented execution risks that would not be present in a single party transaction like a spinoff or split-off; and

• the possibility that the anticipated benefits of the Transactions might not be realized.

See "The Transactions—PPL's Reasons for the Transactions" for more information.

Q: *What will I receive in the Transactions?*

A: Each share of PPL common stock outstanding as of the record date will entitle its holder to receive a number of shares of HoldCo common stock, as determined by a formula based on the number of shares of PPL common stock outstanding at 5:00 p.m., New York City time, on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of March 31, 2015, we expect the distribution ratio to be approximately 0.125 shares of HoldCo common stock for each share of PPL common stock. As a result of the Merger immediately following the Distribution, each such share of HoldCo common stock will be automatically converted into one share of Talen Energy common stock prior to its delivery to PPL's shareholders. Based on the number of shares of PPL common stock outstanding as of May 20, 2015, we expect the distribution ratio to be approximately 0.125 Talen Energy shares for each share of PPL common stock. Although the number of shares of PPL common stock outstanding may increase or decrease prior to the record date and as a result this distribution ratio may change, it will nonetheless result in PPL shareholders owning 65%, and the Contributors collectively owning 35%, of the common stock of Talen Energy immediately following the Combination. PPL shareholders will not receive any new shares of common stock of Talen Energy in the Combination and will continue to hold the Talen Energy shares they received in the Distribution.

No certificates or scrip representing fractional shares of Talen Energy common stock will be issued pursuant to the Merger. Fractional shares of Talen Energy common stock that would otherwise be allocable to any record holders of PPL common stock will be aggregated, and no record holder of PPL common stock will receive cash equal to or greater than the value of one full share of Talen Energy common stock. Following the Merger, an exchange agent will sell the aggregated whole shares of Talen Energy common stock in the open market or otherwise as reasonably directed by PPL, in consultation with the Contributors. The exchange agent will make available the net proceeds of this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the record holders of PPL common stock.

Q: *What PPL shareholder approvals are required?*

A: None. PPL, as the sole stockholder of HoldCo, and Talen Energy, as sole stockholder of Merger Sub, must approve the Merger. PPL shareholders are not required to take any action to approve the Transactions. After the Merger, Talen Energy will mail to the holders of PPL common stock who are entitled to receive shares of Talen Energy common stock book-entry statements evidencing their ownership of Talen Energy common stock, cash payments in lieu of fractional shares of Talen Energy (if any) and related tax information, and other information regarding their receipt of Talen Energy common stock.

No PPL shareholders will be required to pay any cash or other consideration for shares of Talen Energy common stock received in the Distribution, or to surrender or exchange PPL shares in order to receive shares of Talen Energy common stock and they should not return their PPL stock certificates. The Transactions will have no effect on the number of shares of PPL common stock owned by PPL shareholders or the number of shares of PPL common stock outstanding. No vote by PPL shareholders is required or sought in connection with the Distribution, the Merger or the Combination, and PPL shareholders will have no appraisal rights in connection with the Transactions.

Q: *Are there any conditions to the consummation of the Transactions?*

A: Yes, the consummation of the Transactions is subject to the satisfaction or waiver (to the extent permitted by applicable law) of a number of conditions, including among other things, that (i) the SEC declare effective this registration statement and no stop order of the SEC suspending effectiveness of this registration statement be in effect prior to the Separation Transactions; (ii) the Talen Energy common stock be authorized for listing on the NYSE; (iii) certain regulatory approvals be obtained, including approval by the NRC and the FERC, Hart-Scott-Rodino clearance and certain approvals by the PUC, and (iv) there be, after giving effect to the financings contemplated in connection with the Closing Transactions and the posting of any credit support and other financial commitments required to be provided by RJS Power, Talen Energy, Merger Sub, HoldCo, Energy Supply and/or their respective subsidiaries in connection with, or as a condition to, regulatory approvals required in connection with the Separation Transactions and the Closing Transactions, at least $1.00 billion of undrawn capacity under a revolving credit facility or similar facility available to Talen Energy and its subsidiaries (for purposes of which any letters of credit or other credit support measures posted in connection with energy marketing and trading transactions then outstanding shall not be considered as drawn against such facility). This prospectus describes these conditions in more detail in "The Separation Agreement and the Transaction Agreement—The Separation Agreement— Conditions to the Separation" and "The Separation Agreement and the Transaction Agreement—The Transaction Agreement—Conditions to Consummation of the Closing Transactions."

No approval by the Contributors is required in connection with the Distribution, the Merger or the Combination.

Q: *How will PPL distribute Talen Energy shares of common stock?*

A: Holders of PPL common stock as of the record date will receive shares of Talen Energy common stock in book-entry form. See "The Transactions—Structure of the Distribution, the Merger and the Combination— How You Will Receive Talen Energy Common Stock."

Q: *What is the record date for the Distribution?*

A: Record ownership will be determined as of 5:00 p.m., New York City time, on May 20, 2015, which we refer to as the record date.

Q: *When will the Transactions occur?*

A: The date of the Distribution is expected to be on or about June 1, 2015, which we refer to as the Distribution Date. The Merger and the Combination will occur immediately thereafter. We expect that it will take the distribution agent, acting on behalf of PPL, up to three business days after the Distribution Date to fully distribute our common stock to PPL shareholders.

Q: *What will happen to the listing of my PPL common stock?*

A: Nothing. PPL common stock will continue to be traded on the NYSE under the symbol "PPL."

Our accounting, management and financial reporting systems may not be adequately prepared to comply with public company reporting, disclosure controls and internal control over financial reporting requirements.

Prior to the Transactions, the financial results of the Energy Supply business previously were included within the consolidated results of PPL, and neither Talen Energy nor RJS Power or its subsidiaries were subject to the reporting and other requirements of the Exchange Act. As a result of the Transactions, we will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to the combined company's business and financial condition. Following the Combination, we will be responsible for ensuring that all aspects of the combined company's business comply with Section 404 of the Sarbanes-Oxley Act. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, our management will be required to assess the effectiveness of our internal control over financial reporting and we will be required to obtain a report by an independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting on an annual basis, subject to applicable phase-in periods.

To comply with these requirements, the combined company may need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, legal and finance staff. The combined company expects to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If the combined company is unable to upgrade its financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to satisfy our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act and the Sarbanes-Oxley Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on the combined company's business, financial condition and results of operations.

We expect that the combined company will incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of the combined company following completion of the Transactions.

We anticipate that the combined company will incur one-time charges as a result of costs associated with the Transactions, including approximately $30 million to $40 million of costs related to accelerated stock-based compensation and prorated performance-based cash incentive and stock-based compensation awards for certain employees. We will not be able to quantify the exact amount of these charges or the period in which they will be incurred until after the Transactions are completed. Some of the factors affecting the costs associated with the Transactions include the timing of the completion of the Transactions, the resources required to integrate the Energy Supply and RJS Power businesses and the length of time during which transition services are provided to Energy Supply by PPL and TPM. The amount and timing of these charges could adversely affect the period-to-period operating results of Talen Energy, which could result in a reduction in the market price of shares of Talen Energy common stock. Moreover, delays in completing the integration may reduce or delay the synergies and other benefits expected from the Transactions and such reduction may be material.

Our business, financial condition and results of operations may be adversely affected following the Combination if we, PPL and RJS Power are unable to obtain third-party consents for certain contracts.

Certain contracts, including customer contracts, of the Energy Supply business and the RJS business, as well as certain contracts which are to be transferred or assigned to Talen Energy or its subsidiaries by PPL and its subsidiaries, contain provisions which require the consent of third parties to effect such transfers or assignments or the change in control with respect to the ownership of Energy Supply or RJS Power, as applicable. If we, PPL and RJS Power are unable to obtain these consents on commercially reasonable and satisfactory terms or at all, our ability to obtain the benefit of such contracts in the future may be impaired. For example, the failure to obtain the consent of our or RJS Power's customers could result in lost sales and have an adverse effect on our results of operation, cash flows and financial condition.

- the operating and stock price performance of other comparable companies;

- investor perception of us;

- natural or environmental disasters that investors believe may affect our businesses;

- overall market fluctuations;

- results from any material litigation or government investigation;

- changes in laws and regulations affecting us or any of the principal products sold by us; and

- general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock. Until an orderly market develops, the trading prices for our common stock may fluctuate significantly.

After the completion of the Transactions, sales of our common stock may negatively affect its market price.

The sales of significant amounts of our common stock or any perception in the market that this will occur may result in the lowering of the market price of our common stock. Immediately following the Transactions, 128,500,000 shares of our common stock will be issued and outstanding, inclusive of the number of shares to be issued in a private placement transaction in connection with the Combination.

Of the outstanding shares, the 83,525,000 shares delivered to the PPL shareholders who hold PPL common stock as of the record date will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." Such shares may be sold immediately in the public market. It is likely that some PPL shareholders, including some large shareholders, may sell such common stock for various reasons such as if our business profile or market capitalization following the Transactions does not fit their investment objectives. In particular, PPL is a member of the S&P 500 Index, while Talen Energy will not initially be and may not be in the future. Accordingly, certain PPL shareholders may elect or be required to sell our shares following the Transactions due to investment guidelines or other reasons.

The remaining outstanding 44,975,000 shares of common stock to be issued in a private placement transaction to the Contributors in connection with the Combination will be subject to certain restrictions on resale under the Securities Act. In addition, pursuant to the Stockholders Agreement, the Contributors will, subject to certain exceptions, be restricted from transferring, directly or indirectly, the shares of our common stock held by them for a period starting on the date of this prospectus and continuing for 180 days after the closing date of the Transactions. We may, in our discretion and without notice, release all or any portion of the shares of common stock subject to these 180-day lock-ups. See "Shares Eligible for Future Sale" for a description of these lock-up arrangements.

Upon the expiration of the lock-up described above, any sale of the shares issued to the Contributors in the public market will be subject to volume, manner of sale and other limitations under Rule 144. We expect that the Contributors will be considered affiliates 180 days after the Transactions based on their expected share ownership (consisting of 44,975,000 shares), as well as their board nomination rights. However, commencing 180 days following the Transactions, the Contributors will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Eligible For Future Sale."

Step 5—The Contributors will contribute, directly or indirectly, all of the outstanding equity interests of RJS Power to Talen Energy in the Combination. In consideration of the foregoing contribution, we will issue additional shares of our common stock to the Contributors in an aggregate amount that will equal 35% of our total outstanding common stock following the Combination.

Step 6—Talen Energy will contribute, directly or indirectly, the equity interests of RJS Power to its direct subsidiary, HoldCo and HoldCo, in turn, either will contribute such equity interests to its direct subsidiary, Energy Supply, or will cause RJS Power to be merged with and into Energy Supply, with Energy Supply as the surviving entity in the merger.

How You Will Receive Talen Energy Common Stock

All of the 83,525,000 shares of common stock of HoldCo outstanding immediately prior to the Merger will be distributed pro rata to PPL shareholders who hold PPL common stock as of the record date and will be converted into shares of Talen Energy common stock at the Effective Time and delivered to PPL shareholders. The number of Talen Energy shares that PPL will ultimately deliver to its shareholders will be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

Treatment of Fractional Shares

No certificates or scrip representing fractional shares of Talen Energy common stock will be issued pursuant to the Merger. Fractional shares of Talen Energy common stock that would otherwise be allocable to any record holders of PPL common stock will be aggregated, and no record holder of PPL common stock will receive cash equal to or greater than the value of one full share of Talen Energy common stock. Following the Merger, an exchange agent will sell the aggregated whole shares of Talen Energy common stock in the open market or otherwise as reasonably directed by PPL, in consultation with the Contributors. The exchange agent will make available the net proceeds of this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the record holders of PPL common stock.

New Energy Supply Revolving Credit Facility

Concurrently with, and subject to, the consummation of the Transactions, we intend to enter into a credit agreement with Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Bank of Tokyo-Mitsubishi UFJ Ltd. and RBC Capital Markets, as joint lead arrangers and joint bookrunners, and the other agents and lenders from time to time party thereto, which will provide for a revolving loan facility consisting of a $1.850 billion revolving credit facility maturing in five years from the Closing Date (the "New Revolving Facility"). Prior to or concurrently therewith, Energy Supply will terminate existing credit facilities with aggregate commitments of approximately $3.2 billion and repay any borrowings thereunder, and RJS Power will terminate its existing $150 million revolving credit facility and repay any borrowings thereunder. As of February 28, 2015, $680 million of borrowings were outstanding under the existing Energy Supply credit facilities and $50 million of borrowings were outstanding under the existing RJS Power revolving credit facility.

Material U.S. Federal Income Tax Consequences of the Transactions

The following describes the material U.S. federal income tax consequences of the Transactions to PPL and the PPL shareholders and, except as otherwise noted herein, represents the opinion of Simpson Thacher. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary does not address all of the

- the delivery by the Contributors of duly executed counterparts of the Separation Agreement and each document, instrument or agreement to be delivered pursuant thereto, the Employee Matters Agreement, the Stockholders Agreement and the Transition Services Agreements; and

- the release of PPL and its affiliates (other than Energy Supply and its subsidiaries) from liability under specified guarantees.

PPL and the Contributors may waive, at their sole discretion, any of the conditions to their respective obligations to complete the Closing Transactions.

Regulatory Approvals and Efforts to Close

To complete the Transactions, there are filings, notices and waiting periods required in order for the parties to obtain required authorizations, approvals and/or consents from a number of federal and state public utilities, antitrust and other regulatory authorities. The filings the parties have made are described below and the parties are not otherwise currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties' consummation of the Transactions.

FERC

The Transactions are conditioned on obtaining all approvals necessary under Section 203 of the Federal Power Act ("FPA") for the disposition of or change in control over FERC jurisdictional facilities and the merger or consolidation of FERC jurisdictional facilities with another entity. On July 15, 2014, PPL and RJS Power filed a joint application with the FERC seeking all necessary approvals under Section 203 of the FPA. On December 18, 2014, the FERC issued an order conditionally approving the Transactions under Section 203 of the FPA, subject to satisfaction of certain market power mitigation measures. On January 27, 2015, PPL and RJS Power filed a statement with the FERC agreeing to these mitigation measures, as described under "—Mitigation Plans."

Public Utility Commission

On July 30, 2014, affiliates of PPL submitted the following applications for approval of the Transactions to the PUC: (i) the change in control with respect to PPL Interstate Energy Company, the owner of a natural gas pipeline, (ii) the transfer of certain property interests between PPL Electric and subsidiaries of Energy Supply, and (iii) any modification or amendment of associated affiliated interest agreements. On March 11, 2015, the PUC approved the applications described above.

HSR Act

The Combination is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. On April 23, 2015, we were notified that the DOJ has closed its review of the Combination without taking any action. This notification does not preclude the DOJ or the FTC from challenging the Transactions on antitrust grounds or from seeking preliminarily or permanently to enjoin the Transactions. None of the parties believe that the Transactions will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the Combination is not completed within twelve (12) months after the expiration of the applicable waiting period under the HSR Act, new information will be required to be submitted to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the Transactions could be completed.

the Closing Date) result in a failure of a closing condition applicable to such party and (ii) cannot be or has not been cured within the earlier of (x) thirty days after receipt of written notice thereof and (y) one business day prior to the Outside Date; however, no party may terminate pursuant to this section at any time such party is in breach of the Transaction Agreement and such breach has prevented satisfaction of any condition to the obligations of the other party to consummate the closing of the Transactions or has not been cured.

Ancillary Agreements

Transition Services Agreements

Energy Supply will enter into Transition Services Agreements with PPL and TPM pursuant to which a limited number of services will be provided on an interim basis in accordance with the Transaction Agreement for a period not to exceed 24 months following the Closing Date. The parties thereto will provide such services to the other parties thereto and their respective subsidiaries on a transitional basis as are mutually agreed by the parties in a manner substantially consistent with (and not more extensive in type and scope than) their provision of similar or comparable services prior to June 9, 2014. Pricing will be as reasonably agreed in accordance with cost allocation methodologies in effect on June 9, 2014, without subsidization of the providing party's operations or margin.

Employee Matters Agreement

The Contributors, PPL and Talen Energy have entered into the employee matters agreement, as it may be amended from time to time (the "Employee Matters Agreement"), that, among other things, allocates among PPL, Energy Supply and Talen Energy (and their respective affiliates) pre-separation assets and liabilities in respect of employees transferring to Talen Energy and certain former Energy Supply employees (including assets and liabilities in respect of employee benefit plans providing benefits to such employees and former employees) and establishes certain required treatment of continuing Talen Energy employees by Talen Energy after the Distribution Date, including applicable Energy Supply subsidiaries' maintenance or assumption of collective bargaining agreements covering employees represented by third party unions.

Identification of Transferring Employees

Subject to any collective bargaining agreement requirements, the following employees will become employees of Energy Supply, referred to as "Energy Supply Employees":

- employees employed by HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries as of the separation time (other than any employee that has been expressly identified as a "retained employee" in the Employee Matters Agreement); and

- approximately 200 individuals, who are not employed by HoldCo, Talen Energy, Merger Sub, Energy Supply or their subsidiaries but provide direct or indirect services to such group, to be mutually agreed to by PPL and the Contributors 30 days prior the Distribution Date, and who will become an Energy Supply Employee upon the Distribution Date.

With respect to employees not covered by a collective bargaining agreement, there is to be no solicitation or hiring by the Contributors of PPL employees, and no solicitation or hiring by PPL of Talen Energy employees, for 12 months following the Distribution Date.

Allocation of Liabilities In General

In general, Energy Supply will assume, as of the separation time, all liabilities with respect to the employment, service, termination of employment or termination of service of all Energy Supply Employees and former employees of the Energy Supply business as well as all liabilities under Energy Supply and Talen Energy

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 9, 2014, PPL, HoldCo, Talen Energy, Energy Supply and the Contributors entered into the Separation Agreement and, with Merger Sub, the Transaction Agreement, pursuant to which a newly formed entity, HoldCo, owning the Energy Supply business would be spun off to PPL's shareholders and combined with the RJS Power business to create Talen Energy, an independent publicly traded company.

On the Distribution Date, each holder of PPL common stock as of the record date will be entitled to receive a number of shares of HoldCo common stock determined by a formula based on the number of shares of PPL common stock outstanding as of 5:00 p.m., New York City time on the record date. Each such record holder will be entitled to receive a number of shares of HoldCo common stock equal to the aggregate number of shares of HoldCo common stock multiplied by a fraction, the numerator of which is the number of shares of PPL common stock held by such record holder on the record date and the denominator of which is the total number of shares of PPL common stock outstanding on the record date. Based on the number of shares of PPL common stock outstanding as of March 31, 2015, we expect the distribution ratio to be approximately 0.125 shares of HoldCo common stock for each share of PPL common stock. Immediately following the Distribution and at the Effective Time, a wholly owned subsidiary of Talen Energy will merge with and into HoldCo, with HoldCo continuing as the surviving company, and each share of HoldCo common stock will be automatically converted into one share of common stock of Talen Energy. See "The Transactions—Structure of the Distribution, the Merger and the Combination" for information on a list of the material events relating to the Distribution, the Merger and the Combination. Substantially contemporaneously with the Merger, the RJS Power business will be contributed by its owner to Talen Energy through the contribution, directly or indirectly, of all of the equity interests of RJS Power, in exchange for 44,975,000 shares of Talen Energy common stock issued in a private placement transaction. Following the Combination, PPL shareholders will own 65% of Talen Energy's outstanding common stock and affiliates of the Contributors will own the remaining 35%. PPL will have no continuing ownership interest in, control of or affiliation with Talen Energy following the Distribution and Combination, other than satisfying their obligations under a Transition Services Agreement between PPL and Energy Supply.

The Unaudited Pro Forma Condensed Combined Financial Information (the "pro forma financial information") has been derived from the historical consolidated financial statements of Energy Supply and the historical consolidated and combined financial statements of RJS Power (the "historical financial statements").

The Unaudited Pro Forma Condensed Combined Statements of Income (the "pro forma statements of income") for the year ended December 31, 2014 gives effect to the spinoff of HoldCo and the Combination with RJS Power as if they were completed on January 1, 2014. The Unaudited Pro Forma Condensed Combined Balance Sheet (the "pro forma balance sheet") as of December 31, 2014 gives effect to the spinoff and the Combination as if they were completed on December 31, 2014. The historical financial statements have been adjusted in the pro forma financial information to give effect to pro forma events that are: (i) directly attributable to the spinoff and Combination; (ii) factually supportable; and (iii) with respect to the statements of income, expected to have a continuing impact on results. The pro forma financial information: (a) replaces Energy Supply's and RJS Power's existing $3.0 billion and $150 million credit facilities, respectively, with a $1.85 billion revolving credit facility; (b) adjusts the pro forma statement of income for the anticipated disposal of certain generating facilities to satisfy the FERC Order, and adjusts the pro forma balance sheet to reflect certain related assets and liabilities for these facilities as divested for cash at carrying value; (c) adjusts for certain assets and liabilities that either are being reallocated between PPL and Energy Supply or that are required to be settled as outlined in the Separation Agreement or the Transaction Agreement; (d) conforms certain RJS Power accounting policies with those of Energy Supply (at the time of the spinoff and Combination, Talen Energy will adopt the accounting policies of Energy Supply); and (e) reflects the issuance of Talen Energy common stock in connection with the Combination.

The pro forma financial information was prepared using the acquisition method of accounting, with Energy Supply considered the accounting acquirer of RJS Power. Under the acquisition method of accounting, the

Pro Forma Condensed Combined Statement of Income
(Unaudited)
(Millions of dollars, except share data)

	For the Year Ended December 31, 2014			
	Energy Supply	RJS Power	Pro Forma Adjustments (Note 2)	Pro Forma Combined Entity
Operating Revenues				
Unregulated wholesale energy	$1,892	$1,045	$(507)(c)	$ 2,430
Unregulated retail energy	1,243			1,243
Energy-related businesses	601			601
Total Operating Revenues	3,736	1,045	(507)	4,274
Operating Expenses				
Operation				
Fuel	1,196	577	(299)(c)	1,474
Energy purchases	209			209
Other operation and maintenance	1,007	305	(115)(a)(c)(d)	1,197
Depreciation	297	90	(53)(c)(d)	334
Taxes, other than income	57	21		78
Energy-related businesses	573			573
Total Operating Expenses	3,339	993	(467)	3,865
Operating Income (Loss)	**397**	**52**	**(40)**	**409**
Other Income (Expense)—net	30	3	(1)(c)	32
Interest Expense	124	110	(15)(c)(e)	219
Income (Loss) from Continuing Operations Before Income Taxes	**303**	**(55)**	**(26)**	**222**
Income Taxes	116		(33)(c)(h)	83
Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders	**$ 187**	**$ (55)**	**$ 7**	**$ 139**
Pro Forma Earnings Per Share:				
Income (Loss) from Continuing Operations After Income Taxes Available to Common Stockholders:				
Basic and Diluted (1)				$ 1.08
Pro forma Weighted-Average Shares Outstanding (in thousands):				
Basic and Diluted (1)				128,500

(1) Pro forma basic and diluted earnings per share and pro forma weighted-average basic and diluted shares outstanding for the year ended December 31, 2014 reflect the estimated number of shares of common stock that may be outstanding upon completion of the spinoff of Energy Supply and Combination. Shares outstanding includes 83,525,000 shares of Talen Energy common stock that will be distributed to PPL shareholders in the Distribution and 44,975,000 shares of Talen Energy common stock to be issued to the Contributors in connection with the Combination. Basic and diluted earnings per share were calculated by dividing Income (Loss) from Continuing Operations After Income Taxes Attributable to Stockholders by the pro forma weighted-average shares outstanding.

See accompanying Unaudited Notes to Pro Forma Condensed Combined Financial Information.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA OF RJS POWER

The following table sets forth selected historical consolidated and combined financial data of RJS Power as of December 31, 2010, 2011, 2012, 2013 and 2014 and for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The selected historical consolidated and combined financial data of RJS Power as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 have been derived from, and should be read together with, the audited consolidated and combined financial statements of RJS Power and the accompanying notes contained elsewhere in this prospectus. The selected historical combined financial data of RJS Power as of December 31, 2012 has been derived from the audited combined financial statements of RJS Power not included in this prospectus. The selected historical combined financial data of RJS Power as of December 31, 2010 and 2011 and for each of the years ended December 31, 2010 and 2011 have been derived from the unaudited combined financial statements of RJS Power not included in this prospectus. The selected historical consolidated and combined financial data presented below include certain assets and liabilities of RJS Power relating to facilities that may be sold as part of Talen Energy's mitigation plan discussed elsewhere in this prospectus. As a result, the selected historical consolidated and combined financial data of RJS Power set forth below may not necessarily be indicative of the RJS Power business that will be operated by Talen Energy in future periods. The selected historical consolidated and combined financial data set forth below are not necessarily indicative of the results of future operations.

The selected historical consolidated and combined financial data should be read in conjunction with "Risk Factors," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations—RJS Power" and the audited consolidated and combined financial statements of RJS Power and accompanying notes, all of which are included elsewhere in this prospectus.

	Year Ended December 31,				
(dollars in millions)	2010	2011	2012	2013	2014
Statement of Operations Data:					
Operating revenue	$ 128	$ 190	$ 453	$ 979	$1,045
Operating income (loss)	16	51	82	67	55
Income (loss) from continuing operations after income taxes	(29)	5	33	(27)	(55)
Net income (loss)	(29)	5	33	(27)	(55)
Balance Sheet Data (at period end):					
Cash and cash equivalents (1)	$ 11	$ 17	$ 18	$ 141	$ 30
Total assets	1,190	1,457	1,963	1,981	1,798
Total liabilities	657	830	1,050	1,376	1,549
Long-term debt	593	740	880	1.204	1,275
Members' interest	533	627	913	605	249
Statement of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$ (2)	$ 37	$ 14	$ 169	$ 183
Investing activities	(133)	(260)	(397)	(33)	11
Financing activities	129	229	384	(13)	(305)

*   RJS Power selected historical information includes the historical combined financial results of Topaz Power, Sapphire Power, which was acquired in October 2011, and Raven Power, which was acquired in November 2012.

(1)   Does not include restricted cash.

derived from work in capital markets and energy marketing both in the U.S. and internationally. He is a certified public accountant.

Directors

The Transaction Agreement provides that, as of the completion of the Transactions, the board of directors of Talen Energy will consist of the following directors, a majority of whom will not be employees of Talen Energy or its affiliates and will satisfy the independence requirements of the SEC and NYSE. We have listed below biographical information for each person who is currently expected to be a member of the board of directors of Talen Energy as of the completion of the Transactions, in addition to Mr. Farr.

Ralph C. Alexander is a Partner of Riverstone Holdings. Riverstone Holdings is an energy and power-focused private equity firm founded in 2000. Before joining Riverstone Holdings in September 2007, Mr. Alexander served nearly 25 years in various positions with subsidiaries and affiliates of BP plc, one of the world's largest oil and gas companies. From June 2004 until December 2006, he served as Chief Executive Officer of Innovene, BP's $20 billion olefins and derivatives subsidiary. From 2001 until June 2004, he served as Chief Executive Officer of BP's Gas, Power and Renewables and Solar segment and was a member of the BP group executive committee. Prior to that, Mr. Alexander served as a Group Vice President in BP's Exploration and Production segment and BP's Refinery and Marketing segment. He held responsibilities for various regions of the world, including North America, Russia, the Caspian, Africa, and Latin America. Prior to these positions, Mr. Alexander held various positions in the upstream, downstream and finance groups of BP. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Alexander has served on the board of EP Energy Corporation since September 2013, the board of the general partner of Enviva Partners, LP since November 2013 and the board of Niska Gas Storage Partners LLC since December 2014. In addition, Mr. Alexander is currently Chairman of the Board of Polytech Institute of New York. He previously served on the boards of Stein Mart, Inc. (2007-June 2014), KiOR, Inc. (2011-May 2013) and Amyris, Inc. (2007-July 2013). Mr. Alexander will be appointed to our board of directors by the Contributors pursuant to the Stockholders Agreement described below. We believe Mr. Alexander's extensive experience with the energy industry enables him to provide critical insight and guidance to our management team and board of directors.

Frederick M. Bernthal is the retired President of Universities Research Association ("URA"), a position he held from 1994 until March 2011. URA is a consortium of research universities engaged in the construction and operation of major research facilities on behalf of the U.S. Department of Energy and the National Science Foundation. Dr. Bernthal served from 1990 to 1994 as Deputy Director of the National Science Foundation, from 1988 to 1990 as Assistant Secretary of State for Oceans, Environment and Science, and from 1983 to 1988 as a member of the U.S. Nuclear Regulatory Commission. Dr. Bernthal has served as a director of PPL since 1997 and will resign from that board as of or prior to the completion of the Transactions. Having served as a member of the Nuclear Regulatory Commission and considering his governmental and leadership experience, Dr. Bernthal is expected to bring to our board of directors a unique point of view and knowledge vital to a company having nuclear operations.

Edward J. Casey, Jr. is Chief Operating Officer, and sits on the board of directors, of Serco Group plc, a company that provides professional, technology and management outsourcing services to governments, international agencies and corporations. Before accepting his current position in 2013, Mr. Casey served as Chief Executive Officer of the U.S. subsidiary of Serco Group plc, Serco Inc., from 2005 to 2013 and has sat on the board of Serco Inc. since 2006, including serving as Chairman from 2006 to 2013. Before joining Serco Inc., Mr. Casey worked for nine years in the energy business, including President and Chief Executive Officer of NP Energy Inc., an energy marketing business he founded and later sold; President and Chief Operating Officer of Tenneco Energy until it was sold to El Paso Energy; and as Group President and as Chief Financial Officer for LG&E Energy Corp. Previously, Mr. Casey worked over ten years in investment banking and private equity, including with The Blackstone Group and Fremont Group LLC. Mr. Casey will be appointed to our board of directors by the Contributors pursuant to the Stockholders Agreement described below. We believe that

190

private equity firm founded in 2000. Before joining Riverstone Holdings in 2003, Mr. Hoffman was senior managing director and head of the mergers and acquisitions advisory business of The Blackstone Group for 15 years, where he also served on the firm's principal group investment committee as well as its executive committee. Prior to joining Blackstone, Mr. Hoffman was a managing director and co-head of the mergers and acquisitions department at Smith Barney, Harris Upham & Co. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Hoffman currently serves as a director of Pattern Energy, Inc., which became a public company in October 2013, as a director of the general partner of Enviva Partners, LP, and is the Chairman of Onconova Therapeutics, Inc. Until December 31, 2011, Mr. Hoffman served as an executive officer of Amaizeingly Green Products GP Ltd., which filed an application for a receivership order in Canada with the Ontario Superior Court of Justice under section 243(1) of the Bankruptcy and Insolvency Act on December 3, 2012. Mr. Hoffman will be appointed to our board of directors by the Contributors pursuant to the Stockholders Agreement described below. We believe Mr. Hoffman's experience with the energy industry and extensive investment banking experience enables him to provide critical insight and guidance to our management team and board of directors.

Board Composition and Director Independence

Effective upon completion of the Transactions, our business and affairs will be managed under the direction of our board of directors. We expect that we will have eight directors upon the completion of the Transactions. Our directors will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

The majority of our directors will be independent as determined in accordance with the requirements of the SEC and NYSE.

Under our amended and restated certificate of incorporation, our board of directors shall initially consist of eight directors and thereafter shall, subject to the terms of the Stockholders Agreement described below, consist of such number of directors as may be determined from time to time by resolution of the board of directors. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Board vacancies or newly created directorships would ordinarily be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, though, pursuant to the Stockholders Agreement, the Contributors would be entitled to designate any replacement of a director originally designated by the Contributors.

Pursuant to the terms of the Transaction Agreement and the Stockholders Agreement to be entered into between the Contributors and Talen Energy, the board of directors will nominate for election two members designated by the Contributors until such time as the Contributors no longer own at least 25% of the common stock of Talen Energy outstanding at the completion of the Transactions, after which time the board of directors will nominate for election one member designated by the Contributors for so long as the Contributors beneficially own at least 10% of the common stock of Talen Energy outstanding at the completion of the Transactions. Messrs. Alexander and Hoffman are the designees of the Contributors pursuant to this provision. The Contributors also have the right to designate one independent member to be nominated by the board of directors for election to the board of directors for so long as the Contributors own at least 10% of the common stock of Talen Energy outstanding at the completion of the Transactions. The Contributors' designee pursuant to this provision is Mr. Casey. If a director designated by the Contributors pursuant to these rights is not elected by the stockholders, the Contributors will be entitled to designate another individual to become a member of the board of directors and the board of directors will take such action as is necessary to appoint such individual to become a member of the board of directors, including, if applicable, by increasing the size of the board of directors and appointing such individual to fill the newly created vacancy. Pursuant to the Stockholders Agreement, after the first date on which the Contributors no longer own at least 25% of the of the common stock of Talen Energy outstanding at the completion of the Transactions, the Contributors will cause one of directors previously designated by them (other than the independent director) to resign from the board of directors. After the first date on which the Contributors no longer own at least 10% after the first date on which the Contributors

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, all of the outstanding shares of our common stock are beneficially owned by HoldCo, which is a wholly owned direct subsidiary of PPL. After the Transactions, PPL will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

- each person known to beneficially own more than 5% of our outstanding common stock;

- each of our directors;

- each of our executive officers; and

- all of our directors and executive officers as a group.

To the extent certain of our directors and executive officers own PPL common stock at the record date of the Distribution, they will participate in the Distribution on the same terms as other holders of PPL common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the Transactions, 83,525,000 shares of our common stock will be issued and outstanding, inclusive of the number of shares to be issued in a private placement transaction in connection with the Combination.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of March 31, 2015, that our directors, executive officers and the following entities will beneficially own the indicated number of shares of our common stock after the Transactions.

Name and Address of Beneficial Owner	Shares Beneficially Owned After the Transactions	
	Number	Percent
The Contributors	44,975,000[1]	35%[1]
Paul A. Farr	5,003	*
Jeremy R. McGuire	2,123	*
Clarence J. Hopf, Jr.	65	*
Timothy S. Rausch	4,666	*
James E. Schinski	1,314	*
Paul M. Breme	322	*
J. Matt Simmons, Jr.	992	*
Ralph C. Alexander	—	*
Frederick M. Bernthal	—	*
Edward J. Casey, Jr.	—	*
Philip G. Cox	—	*
Louise K. Goeser	—	*
Stuart E. Graham	625	*
Michael B. Hoffman	—	*
All directors and executive officers as a group (14 individuals)	15,110	*

* Represents less than 1%.

(1) Beneficial ownership of the shares of common stock of Talen Energy received by the Contributors will be shared by Sapphire Power Holdings LLC, Raven Power Holdings LLC and C/R Energy Jade, LLC. R/C

DESCRIPTION OF CAPITAL STOCK

In connection with the Transactions, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the Transactions, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under "Description of Capital Stock," "we," "us," "our" and "our company" refer to Talen Energy Corporation and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the completion of the Distribution and the Merger, our issued and outstanding authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. See "Management of Talen Energy Following the Transactions—Board Composition and Director Independence." The Contributors will have certain rights pursuant to the Stockholders Agreement. See "Certain Relationships and Related Party Transactions—Stockholders Agreement." The holders of our common stock do not have cumulative voting rights in the election of directors.

The Holders of our common stock will be entitled to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of the Transactions will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Before the date of this prospectus, there has been no public market for our common stock. As of December 31, 2014, we had one share of common stock outstanding and one holder of record of common stock.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue shares of preferred stock from time to time in one or more series, and to fix by resolution, at the time of issuance of each of such series, the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series. Upon completion of the Transactions, no shares of preferred stock will be outstanding.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Transactions, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk factors—Risks Relating to Our Common Stock—After the completion of the Transactions, sales of our common stock may negatively affect its market price."

Immediately following the Transactions, 128,500,000 shares of our common stock will be issued and outstanding, inclusive of the number of shares to be issued in a private placement transaction in connection with the Combination. Of the outstanding shares, the 83,525,000 shares delivered to the PPL shareholders who hold PPL common stock as of the record date will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding 44,975,000 shares of common stock to be issued in a private placement transaction to the Contributors in connection with the Combination will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144, which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our new stock incentive plan and directors deferred compensation plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, subject to applicable vesting restrictions or lock-up restrictions (described below), shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statements on Form S-8 will cover _____ shares.

Registration Rights

In connection with the Transactions, we intend to enter into the Stockholders Agreement, which will provide the Contributors "demand" registration rights and customary "piggyback" registration rights. The Stockholders Agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market. See "The Separation Agreement and the Transaction Agreement—Ancillary Agreements—Stockholders Agreement."

Lock-up

Pursuant to the Stockholders Agreement, the Contributors will, subject to certain customary exceptions, be restricted from transferring, directly or indirectly, the shares of our common stock held by them for a period starting on the date of the prospectus and continuing for 180 days after the closing date of the Transactions.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to

"Susquehanna Steam Electric Station" means the nuclear generating station in Pennsylvania that is 90 percent owned by PPL Susquehanna.

"SWMAAC" means Southwest Mid-Atlantic Area Council, which consists of Baltimore Gas and Electric Company and Potomac Electric Power Co.

"S&P" means Standard & Poor's Ratings Services, a credit rating agency.

"Talen Energy" means Talen Energy Corporation, a Delaware corporation formed to be the publicly traded owner of the competitive power generation assets of Energy Supply and RJS Power.

"Tolling agreement" means agreement whereby the owner of an electricity generating facility agrees to use that facility to convert fuel provided by a third party into electricity for delivery back to the third party.

"Topaz Power" means, collectively, C/R Topaz Holdings, LLC and its subsidiaries, Topaz Power Group, LLC and Topaz Power Property Management II, LP.

"TPM" means Topaz Power Management, LP, the entity that manages RJS Power's assets.

"Transaction Agreement" means the Transaction Agreement, dated as of June 9, 2014, among PPL, HoldCo, Talen Energy, Energy Supply, Merger Sub, Raven, Jade and Sapphire, as amended by Amendment No. 1 to the Transaction Agreement, dated as of October 23, 2014.

"Transactions" means the transactions contemplated by the Separation Agreement and the Transaction Agreement, which provide, among other things, for the Separation Transactions and the Closing Transactions, as described in the section "The Transactions."

"Transition Services Agreements" means the Transition Services Agreements that Energy Supply will be entering into with PPL and TPM.

"VaR" means value-at-risk, a statistical model that attempts to estimate the value of potential loss over a given holding period under normal market conditions at a given confidence level.

"VEBA" means Voluntary Employee Benefit Association Trust, accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

"VIE" means variable interest entity.

"VPP Star status" means the highest level of recognition in the DOE Voluntary Protection Program, a DOE program established to promote safety and health excellence through cooperative efforts among labor, management and government at the DOE contractor sites.

"WARN Act" means Worker Adjustment and Retraining Notification Act of 1988.

"WECC" means Western Electricity Coordinating Council, operator of the electricity transmission network and electricity energy market in all or parts of Arizona, California, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, South Dakota, Texas, Utah, Washington and Wyoming and the provinces of Alberta and British Columbia in Canada and the northern portion of Baja California in Mexico.

Exhibit No.	Description
4.9	Supplemental Indenture No. 9, dated as of March 1, 2008, to said Indenture (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 333-74794) dated March 14, 2008)
4.10	Supplemental Indenture No. 10, dated as of July 1, 2008, to said Indenture (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated July 21, 2008)
4.11	Supplemental Indenture No. 11, dated as of December 1, 2011, to said Indenture (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated December 16, 2011)
4.12	Supplemental Indenture No. 12, dated as of February 12, 2013, to said Indenture (incorporated by reference to Exhibit 4.1 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated February 13, 2013)
4.13	Series 2009A Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(a) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)
4.14	Series 2009B Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(b) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)
4.15	Series 2009C Exempt Facilities Loan Agreement, dated as of April 1, 2009, between PPL Energy Supply, LLC and Pennsylvania Economic Development Financing Authority (incorporated by reference to Exhibit 4(c) to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated April 9, 2009)
4.16	Indenture, dated as of July 10, 2014, among RJS Power Holdings LLC, the guarantors party thereto and The Bank of New York Mellon, as Trustee **
4.17	Third Supplemental Indenture, dated as of February 12, 2013, to Trust Indenture dated as of June 1, 1999, among PPL Ironwood, LLC, The Bank of New York Mellon, as Trustee and The Bank of New York Mellon, as Depositary Bank (incorporated by reference to Exhibit 10(hh) to PPL Corporation Form 10-K Report (File No. 1-11459) for the year ended December 31, 2013)
5.1	Opinion of Simpson Thacher & Bartlett LLP
8.1	Opinion of Simpson Thacher & Bartlett LLP as to certain tax matters
10.1	Employee Matters Agreement, dated as of June 9, 2014, among PPL Corporation, Talen Energy Corporation, C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Raven Power Holdings LLC (incorporated by reference to Exhibit 10.1 to PPL Energy Supply, LLC Form 8-K Report (File No. 1-32944) dated June 12, 2014)
10.2	Form of Stockholders Agreement **
10.3.1	Form of Transition Services Agreement with PPL Corporation
10.3.2	Form of Transition Services Agreement with Topaz Power Management, LP
10.4	Credit Agreement among PPL Energy Supply, LLC, the lenders and arrangers party thereto and Citibank, N.A., as administrative agent **
10.5	Form of Talen Energy Corporation 2015 Stock Incentive Plan **
10.6	Form of Talen Energy Corporation Short-Term Incentive Plan **
10.7	Form of Talen Energy Corporation Directors Deferred Compensation Plan